Filed by Merchants Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Merchants Bancshares, Inc.
Commission File No.: 0-11595

MBVT Employee FAQ

1.              What was announced?

•                  We announced a definitive merger agreement to combine with Community Bank System.

•                  With this transaction, we are bringing together two high-quality, low-risk franchises with long histories of superior service.

•                  This transaction will allow us to offer our customers an expanded set of products and services, while staying true to our focus on delivering an exceptional experience that customers have come to expect from Merchants.

•                  Combined with Community Bank System, Merchants provides opportunity for continued growth and success as part of a larger, more diverse bank.

2.              Who is Community Bank System and what makes it an ideal partner for Merchants?

•                  Community Bank System is a high-quality, low-risk franchise with a history of superior service.

•                  Community Bank System has a strong footprint with more than 200 customer facilities across Upstate New York and Northeastern Pennsylvania.

•                  Importantly, Community Bank System shares our commitment to creating a personalized experience for customers.

•                  Combined with Community Bank System, Merchants will provide opportunities for continued growth and success as part of a larger, more diverse bank.

•                  As a combined company, we will be able to leverage Community Bank System’s scale to expand our reach into new geographies to support more communities throughout the Northeast.

•                  For additional information on Community Bank System, please visit www.CommunityBankNA.com

3.              When will the transaction be completed?

•                  The transaction is subject to approval from regulators as well as stockholders of Merchants.

•                  We expect it to be completed in the second quarter of 2017.

4.              What does this mean for me? What can employees expect between now and closing of the transaction?

•                  It is still very early in the process and there are many decisions yet to be made.

•                  Merchants has a long history of supporting its employees, and we will continue to do so throughout this process.

•                  Importantly, until the combination is completed, Merchants and Community Bank System remain separate companies.

•                  It remains business as usual and we are counting on all employees to remain focused on their day-to-day responsibilities and serving customers.

5.              How will employees be integrated into the Community Bank System organization? Do you anticipate any layoffs following the transaction?

•                  We are in the early stages of this process and there is a lot of information to work through.

•                  Integration planning will occur between now and the close of the transaction.

•                  As a result, it is much too soon to know or discuss specific impacts, if any, on people or facilities.

•                  Community Bank System recognizes and has great respect for our company.

•                  Combined with Community Bank System, Merchants will provide opportunities for continued growth and success as part of a larger, more diverse bank.

•                  We will provide additional details on the integration and next steps as information becomes available.

6.              Should we expect changes to compensation or benefits?

•                  We are in the early stages of this process and there is a lot of work ahead of us.

•                  What I can tell you is that we do not expect that employees will see a material change to compensation or benefits associated with today’s announcement.

•                  Moving forward, we will do our best to keep you informed as new details and decisions are finalized.

7.              Who will lead the combined company? What will happen to Geoff and other members of the Merchants executive team?

•                  Upon the closing of the transaction, Community Bank System’s CEO, Mark Tryniski, will lead the combined company.

•                  Geoff Hesslink will manage the commercial lending team in Vermont and Western Massachusetts with the title of New England Regional President, reporting to Joe Serbun.

•                  Bruce Bernier will report to Geoff Hesslink and manage a portion of the commercial team.

•                  Anita Bourgeois will manage the Vermont and Western Massachusetts Retail and Government Banking teams and will report to Hal Wentworth.

•                  In addition, two members of Merchants’ Board of Directors will become directors of the combined company.

8.              Upon closing of the transaction, what will happen to Merchants’ offices? Will Merchants maintain its headquarters in South Burlington?

•                  Community Bank System is committed to making this a seamless transition for Merchants customers and retaining our local offices.

•                  Merchants is expected to maintain its locations in Vermont and Massachusetts with the combined company headquarters located in in DeWitt, N.Y.

9.              What will happen to the Merchants brand?

•                  Upon completion of the transaction, Merchants will be re-branded under the Community Bank System name.

10.       If I own shares of Merchants common stock, how does this impact my investment?

•                  Upon the close of the transaction, stockholders of Merchants will have three options.  Stockholders may elect to receive for each share of Merchants they hold:

•                  0.963 shares of Community Bank System; or

•                  0.6741 shares of Community Bank System and $12.00 in cash; or

•                  $40.00 in cash.

•                  Holders’ elections will be subject to an overall proration to 70% stock consideration and 30% cash consideration.

•                  For additional questions on specific elections, we suggest that you contact your personal financial advisor.

11.       What does this mean for our customers? What should I say if asked about the transaction?

•                  By combining with Community Bank System, we will be able to offer customers an expanded network of more than 200 bank locations and ATMs and additional access to branch locations.

•                  With this combination, Merchants customers will have access to enhanced products and services, line of loan and deposit products, and an expanded array of insurance, employee benefit and wealth management services.

•                  Like Merchants, Community Bank System is committed to delivering superior service and helping customers achieve their financial goals.

•                  Additionally, Community Bank System is committed to making this process a seamless transition for Merchants customers by retaining our local offices and allowing customers to interact with the same local staff members once the transaction is completed.

•                 If a customer asks: Please emphasize that it is business as usual at Merchants and that in many ways this transaction can improve their relationship with our combined company as we broaden our products and services.

12.       Will Community Bank System maintain Merchants’ tradition of giving back to our communities?

•                  Like Merchants, Community Bank System makes it a priority to give back to the communities in which it operates.

•                  Community Bank System intends to donate $500,000 to the Merchants Foundation following the completion of the merger to further strengthen the support of the communities Merchants serves.

13.       What do I do if I’m contacted by someone outside of the Company?

•                  It is likely that today’s announcement will generate increased media attention around the Company.

•                  As always, it is important for the Company to speak with one voice.

•                  Please forward any external inquiries to Jamie Oberle.

•                  If you have any questions, especially with regard to responding to customer questions, please don’t hesitate to ask your manager.

14.       If I have further questions about the announcement, who should I ask?

•                  If you have additional questions or concerns, please reach out to your manager.

•                  Again, we are in the early stages of this process and there is a lot of information to work through.

•                  We are committed to keeping you informed, and will make sure to provide updates as best we can.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Merchants Bancshares, Inc. (“Merchants”) and Community Bank System, Inc. (“Community”).  In connection with the proposed merger, Community will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Merchants and a prospectus of Community, as well as other relevant documents concerning the proposed merger.  Investors and stockholders are urged to read the registration statement and the proxy statement/prospectus and the other relevant materials filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the proxy statement/prospectus, when available, as well as other filings containing information about Merchants and Community, may be obtained at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, when available, free of charge from Merchants at http://www.mbvt.com/ under the heading “Investor Relations” and then “SEC Filings” or from Community by accessing its website at www.communitybankna.com under the heading of “Investor Relations” and then “SEC Filings & Annual Report.”  Copies of the proxy statement/prospectus can also be obtained, free of charge and when available, by directing a request to Merchants Bancshares, Inc., P.O. Box 1009, Burlington, Vermont 05402, Attention: Investor Relations, Telephone: (900) 322-5222 or to Community Bank System, Inc., 5790 Widewaters Parkway, DeWitt, New York 13214, Attention: Investor Relations, Telephone: (315) 445-2282.

PARTICIPANTS IN SOLICITATION

Merchants and Community and certain of their respective directors and executive officers may be deemed to participate in the solicitation of proxies from the stockholders of Merchants in connection with the proposed merger.  Information about the directors and executive officers of Merchants and their ownership of Merchants common stock is set forth in the proxy statement for its 2016 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 15, 2016 and the definitive additional proxy soliciting materials for the Company’s 2016 annual meeting of stockholders, as filed with the SEC on May 3, 2016.  Information about the directors and executive officers of Community and their ownership of Community common stock is set forth in the proxy statement for its 2016 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 1, 2016.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.  Free copies of this document when available may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the proposed merger of Community and Merchants. These statements include statements regarding the anticipated closing date of the transaction and anticipated future results.  Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts.  Forward-looking statements can be identified by the use of the words “will,” “anticipate,” “expect,” “intend,” “estimate,” “target,” and words of similar import.  Certain factors that could cause actual results to differ materially from expected results include: failure to obtain the approval of the stockholders of Merchants in connection with the proposed merger;  the timing to consummate the proposed merger;  the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed merger; the parties’ ability to successfully integrate operations in the proposed merger; the effect of the announcement of the proposed merger on the ability of Merchants to maintain relationships with its key partners, customers and employees, and on its operating results and business generally; competition; changes in economic conditions, interest rates and financial markets; changes in legislation or regulatory requirements; and other risks and uncertainties disclosed from time to time in documents that Merchants files with the SEC.  Except as required by law, Merchants does not assume any duty to update forward-looking statements.